U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Fairbanks                       Tyrone                 J.
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   (Last)                           (First)             (Middle)

                           515 W. Greens Road, Suite 720
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                                    (Street)

     Houston                           TX                77067
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Fortune Natural Resources Corporation - FPXA
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     November 2002
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chairman of the Board and Chief Executive Officer
______________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                    6.
                                                     4.                              5.             Owner-
                                                     Securities Acquired (A) or      Amount of      ship
                                        3.           Disposed of (D)                 Securities     Form:     7.
                                        Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                          2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                        Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security         Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                         23,442         D
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Common Stock                                                                         44,678         I         401(k)
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Preferred Stock Series A                                                              2,000         I         401(k)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                               10.
                                                                                                     9.        Owner-
                                                                                                     Number    ship
                                                                                                     of        Form
               2.                                                                                    Deriv-    of
               Conver-                    5.                              7.                         ative     Deriv-   11.
               sion                       Number of                       Title and Amount           Secur-    ative    Nature
               or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
               Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
               cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
               Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.             of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of       Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative     ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security       Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)     ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-------------------------------------------------------------------------------------------------------------------------------
Stock Options                                                                                        180,000   D(1) (unchanged0
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Stock Options                                                                                        180,000   D(1) (unchanged)
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Stock Options                                                                                        150,000   D(1) (unchanged)
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Stock Options                                                                                        120,000   D(1) (unchanged)
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Stock Options                                                                                        100,000   D(1) (unchanged)
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Private
Warrants                                                                                               2,000   I    401(k) Plan
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Private                                                                   Common
Warrants       $0.18    11/12/02 J *       14,000       10/2/02  10/1/05  Stock     14,000  $0.18     14,000   D
-------------------------------------------------------------------------------------------------------------------------------
Private                                                                   Common
Warrants       $0.14    11/12/02 J *        4,000       10/2/02  10/1/05  Stock      4,000  $0.14      4,000   D
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
Explanation of Responses:

*Additional consideration acquired as a result of a loan transaction.

(1) These securities are listed separately since the terms and expiration dates differ.



    /s/ Tyrone J. Fairbanks                                  November 13, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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